W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

April 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Chanda DeLong
Attorney-Advisor, Division of Corporate Finance

RE:	US 1 Industries, Inc.
Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co., Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler
File No. 005-32549
Filed March 18, 2011

Preliminary Proxy Statement on Schedule 14A
File No. 001-08129
Filed March 18, 2011

Dear Ms. DeLong:

On behalf of our client, US 1 Industries, Inc. (the “Company,” “we,” “us” or “our” ), we have set forth herein the Company’s responses to the comments contained in the comment letter, dated April 1, 2011 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, with respect to the Schedule 13E-3 filed by the Company on March 18, 2011 (File No. 005-32549) (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed by the Company on March 18, 2011 (the “Proxy Statement”).

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that contain these revisions and various updates to the information set forth in the Proxy Statement and Schedule 13E-3.  To facilitate the Staff’s review, we have also provided, on a supplemental basis as enclosures to this letter, blacklined copies of the amendments to the Schedule 13E-3 and Proxy Statement, each marked to show the changes effected by the Amended Proxy Statement and the Amended Schedule 13E-3 in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter and the page references in this letter correspond to the pages in the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

Atlanta    Chicago   Hong Kong   London    New York    Newark    Norfolk  Orange County   Portland
Raleigh     Richmond     San Diego     Shanghai     Tysons Corner     Virginia Beach     Washington, DC

Securities and Exchange Commission
April 18, 2011

We respond to the specific comments of the Staff as follows:

Schedule 13E-3

Introduction

Comment No. 1:

We note your disclosure that all information contained in the Schedule 13E-3 concerning each of the filing parties has been provided by such filing parties and no filing party is responsible for the accuracy of any information supplied by any other filing party. As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response:

The Company has removed the last sentence on page 1 to reflect the Staff’s comment.

Item 16. Exhibits, page 10

Comment No. 2:

We note that you have filed only a term sheet with US Bank. Please file the line of credit documents and commitment letter or if these documents have previously been filed, then revise to include them in the exhibit index.

Response:

The Company has revised the exhibit index to incorporate by reference the existing Line of Credit documents. The Company has not yet secured a commitment letter in connection with its requested $4.5 million increase to the Line of Credit and will promptly amend the Schedule 13E-3 to include any commitment letter and final documentation in connection with the Line of Credit increase.

Schedule 14A

Comment No. 3:

Please revise the proxy statement and proxy card to indicate that they are “preliminary” copies. Refer to Rule 14a-6(e)(1).

Response:

The Company has provided language in the letter to the Company’s shareholders in the Amended Proxy Statement and on the form of proxy to indicate that they are preliminary copies.

Securities and Exchange Commission
April 18, 2011

Summary Term Sheet, page 1

The Merger Consideration, page 3

Comment No. 4:

We note that the $1.43 price per share represents a 43% premium over the $1.00 per share closing price of your common stock on September 15, 2010 and a 46% premium over the volume weighted-average closing price of your common stock. Please revise to disclose the highest and lowest closing trading prices and the volume weighted-average closing price of the common stock during the twelve months prior to September 15, 2010. Similarly revise throughout your filing where applicable.

Response:

The Company has provided disclosure on the first page and page 3 regarding the highest and lowest closing trade prices and the volume weighted-average closing price of its Common Stock during the 12 months prior to September 15, 2010.

The Special Committee, page 5

Comment No. 5:

We note that no member of the Special Committee has any commercial relationship with Parent, Merger Sub or the Rollover Shareholders; however, we note that Mr. James is a director, partner and significant shareholder of Seagate Transportation Services and shares voting and dispositive power with Messrs. Antonson and Kibler with respect to the shares of common stock owned by Seagate. Please revise your disclosure, or advise us.

Response:

The Company has provided disclosure on pages 5 and 22 to reflect that Mr. Brad James is director, partner and significant shareholder of Seagate and shares voting and dispositive power with Messrs. Antonson and Kibler with respect to Shares held by Seagate. The Company has also added disclosure throughout the Amended Proxy Statement, where applicable, to reflect that Mr. James shares a commercial relationship with Messrs. Antonson and Kibler.

Fairness of the Merger..., page 6

Comment No. 6:

We note that the board and the Acquiror Filing Persons believe that the Merger is fair to Unaffiliated Shareholders, which is defined as shareholders other than the Rollover Shareholders. We note that this defined term includes affiliates such as officers and directors. Please revise, here and in the Special Factors section, to state whether each filing person believes the transaction is fair to the unaffiliated shareholders of the issuer. Refer to Item 1014(a) of Regulation M-A.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided disclosure on pages 7, 18 and 15 and throughout the Amended Proxy Statement, where applicable, to reflect the Staff’s comment.

Comment No. 7:

Please refer to the third bullet point. Although you state that Cambridge Partners opined that the Merger was fair to the Unaffiliated Shareholders, we note that on page B-6, Cambridge Partners opines on the fairness of the Consideration to be received by the Shareholders. Please revise to clarify the scope of the fairness opinion. Please also address how any filing persons relying on the Cambridge Partners’ opinion were able to reach the fairness determination as to unaffiliated shareholders given that the fairness opinion addressed fairness with respect to the “Shareholders of the Company.”

Response:

The Company has provided disclosure on pages 6 and 15 and throughout the Amended Proxy Statement, where applicable, to clarify that Cambridge Partners opined that the Merger is fair to the shareholders of the Company to receive the Merger Consideration, such shareholders referred to in the Amended Proxy Statement as the “Shareholders.” Since the Merger is structured as an all-cash transaction by which all shareholders to receive the merger consideration in connection with the Merger will receive the same Merger Consideration, and for the additional reasons disclosed on pages 13 and 14, the Acquiror Filing Person determined that the Merger is fair to and in the best interests of the unaffiliated shareholders of the Company. The Company has provided disclosure on pages 6 and 14 and throughout the Amended Proxy Statement, where applicable, regarding the Acquiror Filing Person’s determination of the fairness of the Merger with respect to the unaffiliated shareholders.

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 6

Comment No. 8:

We note you refer to disclosure on page 14 regarding the Position of the Acquiror Filing Person; however, we are unable to locate this disclosure. Please revise to include all of the information required by Item 1014 of Regulation M-A with respect to each filing person.

Response:

The Company has provided disclosure on page 14 in response to the Staff’s comment.

Cautionary Notice regarding Forward-Looking Statements, page 11

Comment No. 9:

Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii). In this connection, please move the “Cautionary Notice” section so that it appears after the Special Factors section.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided additional disclosure under the caption “Special Factors” and moved the section entitled “Cautionary Notice Regarding Forward-Looking Statements” to reflect the Staff’s comments.

Special Factors, page 12

Background, page 12

Comment No. 10:

Please revise to include a background section that describes each contact, meeting, or discussion that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

Response:

The Company has provided additional disclosure on beginning on page 11 to reflect the Staff’s comments.

Comment No. 11:

Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Cambridge Partners during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, we note Cambridge Partners performed an initial financial analysis, a financial analysis of AIFE and an analysis of certain real estate. In addition, we note that Cambridge Partners provided a revised draft opinion after September 16, 2010.

Response:

The Company has provided additional disclosure beginning on page 11 and attached additional materials to the exhibit list to reflect the Staff’s comments.

Comment No. 12:

We note that the Special Committee received financial and other information regarding AIFE. In addition, we note that Cambridge Partners reviewed financial forecasts, a third party opinion, an actuarial reports, a liquidation valuation, and other non-public reports and analysis. Refer to page B-1 of the Cambridge Partners opinion. Please revise to summarize these materials and file any written materials as exhibits to the Schedule 13E-3.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided additional disclosure beginning on page 11 and attached additional materials to the exhibit list to reflect the Staff’s comment.

Comment No. 13:

Please revise to disclose the company’s costs of being a public company during the last fiscal year.

Response:

The Company has revised page 11 to reflect the Staff’s comments.

Comment No. 14:

Please explain in greater detail why Mr. Kibler and Mr. Antonson believe that it is unlikely that the market for company stock will be sufficiently robust to provide liquidity for them and the unaffiliated stockholders. Although the trucking industry faced a decline due to the recent economic downturn, it appears that there have been some increases in trucking orders for 2011 which may affect the trucking industry overall. Please advise.

Response:

Messrs. Antonson and Kibler believe that it is unlikely the market for the Company’s Common Stock will be robust if their compensation is increased to reflect market-based compensation.  Additionally, the market for the Common Stock has not been robust within the Company’s 15 years history, during which time Messrs. Antonson and Kibler have been major shareholders and served as executives and directors of the Company. Historically, the market for the Company’s Common Stock has been less than the book value and Messrs. Antonson and Kibler believe that there is therefore no benefit to being publically owned. The Company has provided this additional disclosure on page 11 to reflect the Staff’s comments.

Comment No. 15:

Please disclose, at the July 2010 meeting, the reasons Mr. Kibler and Mr. Antonson believed it was in the best interests for the company and its shareholders for them to purchase the company.

Response:

The Company has provided disclosure on page 11 to reflect the Staff’s comments.

Comment No. 16:

Please disclose the basis for Mr. Kibler and Mr. Antonson’s original $1.17 offer. Your expanded disclosure should describe all the materials that Mr. Kibler and Mr. Antonson reviewed which assisted them in the selection of the price. Note that information about any reports, opinions or appraisals, either oral or written, that are materially related to the merger are required to be disclosed and filed as exhibits.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided disclosure on page 11 to reflect the Staff’s comments. The original offer was not based upon any studies or other materials.  It was simply the business judgment of Messrs. Kibler and Antonson to offer that amount.

Comment No. 17:

We note that Mr. Kibler and Mr. Antonson would not agree to a “majority of the minority” condition to the merger. Please revise to disclose the salaries that Mr. Kibler and Mr. Antonson requested and disclose how it was determined that these would “reflect market-based terms.”

Response:

Messrs. Kibler and Antonson never made a request for a specific amount of compensation, nor did they (or the Company) ever obtain third-party advice with respect to what would be market-based terms for their compensation.  However, each earns only $100,000 per year, does not receive regular grants of equity, and receives no meaningful employee benefits or perquisites, and the Special Committee recognized that this rate of compensation was likely well below market rates for a company with sales of over $210 million.  The Company has provided disclosure on page 12 to reflect Messrs Kibler’s and Antonson’s current compensation and that they did not request a specific level of compensation in their discussions.

Comment No. 18:

We note the reference to the special committee’s “analysis” of the potential value of AIFE and the review that Cambridge Partners conducted of the “real estate issue” that, after discussion with the special committee, led to an increase in the offer price of the common shares. Please provide additional disclosure about the circumstances surrounding Cambridge Partners' and the board's discussion of these analyses, including how it was determined that the price should be increased.

Response:

The Company has provided disclosure beginning on page 11 to reflect the Staff’s comment.

Comment No. 19:

We note the disclosure that you advised the special committee of prior exploration of ways in which you could capitalize on AIFE and your determination that the opportunity to capitalize on AIFE was not significant. Please revise to disclose your prior attempts to capitalize on AIFE and describe the reasons why you believe capitalizing on AIFE now is not significant to the shareholders.

Response:

The Company has provided disclosure beginning on page 11 to reflect the Staff’s comments.

Securities and Exchange Commission
April 18, 2011

Recommendation of the Special Committee and the Board, page 13

Comment No. 20:

Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical market prices, net book value, going concern value, liquidation value, and any previous purchase prices. See Q&A No. 20 in Exchange Act Release No. 17719.

Response:

The Company has provided disclosure beginning on page 11 to reflect the Staff’s comments.

Purposes and Structure of the Merger, page 14

The Company, page 14

Comment No. 21:

Please describe the issuer’s reasons for undertaking the Merger at this particular time as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

Response:

The Company has provided disclosure on page 13 to reflect the Staff’s comments.

Comment No. 22:

Please further describe how each alternative is more disruptive than the Merger. Refer to Item 1013(b) of Regulation M-A.

Response:

The Company has provided disclosure on page 13 to reflect the Staff’s comments.

Acquiror Filing Persons, page 14

Comment No. 23:

Please disclose why the filing persons did not consider any alternatives for achieving the purposes of the merger. Specifically address why the filing persons did not consider any alternatives that would allow stockholders to retain their ownership in the company.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided additional disclosure on page 13 to reflect that we are unaware of any alternative that would allow shareholders to retain their ownership in the Company yet at the same time eliminate the Company’s obligations to file reports under the Securities Exchange Act of 1934.  We remind the Staff that the public float of this Company is less than $9.0 million.  It is difficult, if not impossible, to rationalize being a public company with that limited level of public float.

Comment No. 24:

Please revise to further describe the opportunities that the Acquiror Filing Persons perceive to strengthen the Company’s competitive position, strategy and financial performance under a new form of ownership and capital structure.

Response:

The Company has provided disclosure on page 13 to reflect the Staff’s comments.

Fairness Opinion of Cambridge Partners, page 15

Comment No. 25:

Please provide us with a copy of the engagement letter and the addendum with Cambridge Partners.

Response:

Copies of the engagement letter and the engagement letter addendum are attached are being provided to the Staff on a supplemental basis.

Comment No. 26:

Please revise to quantify the compensation received or to be received by Cambridge Partners. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

The Company has provided disclosure on page 15 to reflect the Staff’s comments.

Comment No. 27:

For each valuation approach, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss any multiples or discount rates that were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders. Provide similar disclosure for the valuation of the company's interest in AIFE, including all data used, the conclusions reached regarding the valuation of the company's interest, and how this interest was factored into the determination that $1.43 was a fair price.

Securities and Exchange Commission
April 18, 2011

Response:

The Company has provided disclosure beginning on page 18 to reflect the Staff’s comments.

Comment No. 28:

Please describe each of the comparable companies or transactions considered by the financial advisor and describe why any company or transaction was excluded from the relevant analysis.

Response:

The Company has provided disclosure beginning on page 18 to reflect the Staff’s comments.

The Staff is supplementally advised that Cambridge Partners searched the North American Industry Classification Systems (“NAICS”) database for companies that engaged in market transactions and that were in a similar industry as the Company. Certain of those companies were deselected for the reasons specified in the revisions referenced, with 11 remaining for consideration.  Averages were then determined based on information from each of the companies to form a composite analysis of all transactions.  That composite analysis was then compared to the Company to determine the indication of value based on the market transaction method to be used by Cambridge Partners in connection with its fairness opinion.  No subject companies were individually compared to the Company and therefore no such comparison was included.  A similar procedure was utilized in connection with the company guideline market valuation method.  The NAICS database was searched and certain companies were deselected for the reasons specified in the above referenced revisions.  Averages were then determined based on information regarding each of the companies to form a composite analysis of all guideline companies.  That composite analysis was then compared to the Company to determine the indication of value based on the company guideline method to be used by Cambridge Partners in connection with its fairness opinion.  Identical processes were followed for AIFE.  The Company has revised the Schedule 13E-3 exhibit index to include Exhibit (b)(3), which discloses the list of companies and those selected.

Comment No. 29:

Please revise to include a summary of the financial forecasts or estimates considered by the financial advisor.

Response:

The Company has provided disclosure beginning on page 18 to reflect the Staff’s comments.

Securities and Exchange Commission
April 18, 2011

Comment No. 30:

We note that Cambridge Partners’ opinion filed as Annex B is dated September 16, 2010, over six months before the proposed date of the security holder meeting. Please disclose whether any material changes in the issuer’s operations, performance or in any of the projections and assumptions upon which Cambridge Partners based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response:

The Company has provided disclosure on page 15 to reflect the Staff’s comments.

Financing of the Merger, page 23

Comment No. 31:

Please revise to include all of the information required by Item 1007(d)(1) of Regulation M-A.

Response:

The Company has provided disclosure on page 23 to reflect the Staff’s comments.

Federal Income Tax Consequences of the Merger, page 24

Comment No. 32:

Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

Response:

The Company has provided additional disclosure on page 24 to reflect the Staff’s comments.

Securities Ownership, page 49

Comment No. 33:

Please revise footnote (8) to disclose Messrs. Antonson’s and Kibler’s relationship with August Investments Partnership.

Response:

The Company has provided additional disclosure to footnote 8 on page 50 to reflect the Staff’s comments.

Securities and Exchange Commission
April 18, 2011

Incorporation of Certain Documents by Reference, page 50

Comment No. 34:

We note that you are not eligible to incorporate the disclosure required by Item 14(c)(2) of Schedule 14A by reference. In addition, please include financial information for the fiscal year ended December 31, 2010.

Response:

The Company has removed the incorporation by reference to the disclosure required by Item 14(c)(2). A copy of the Company’s Annual Report on Form 10-K and any additional items required by Item 14(c)(2) of Schedule 14A will accompany each definitive proxy statement to be delivered to each shareholder of the Company.

Annex B. Opinion of Cambridge Partners

Use of the Report, page B-8

Comment No. 35:

We note that you state: “[w]e cannot be responsible for any reliance on this opinion by third parties.” Please remove the statement as it is inconsistent with the disclosure relating to the report. Alternatively, advise us of the basis for Cambridge Partners’ belief that shareholders cannot rely upon the report to support any claims against Cambridge Partners arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Cambridge Partners). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Cambridge Partners would have no effect on the rights and responsibilities of either Cambridge Partners or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

Page two, III. Terms and Conditions, in the third paragraph of the Cambridge Partners engagement letter (which is being provided to the Staff on a supplemental basis) specifically provides “Cambridge Partners & Associates, Inc. shall have no liability to our client or to any person or entity for any action taken or omitted to be taken by Cambridge Partners in respect of this engagement.”  Page two, IV. Terms and Conditions of the Cambridge Partners engagement letter addendum (which is being provided to the Staff on a supplemental basis) has identical language.  We are aware of no precedent under Indiana law which would preclude the use of such a defense by Cambridge Partners.

In addition, the Company has provided additional disclosure on page 16 to reflect the following quoted language:

“The Cambridge Partners’ opinion contains, at page B-8, a provision limiting its responsibility for reliance on its opinion by third parties.  In addition, the engagement letter between Cambridge Partners and the Company specifically states that “Cambridge Partners & Associates, Inc. shall have no liability to our client or to any person or entity for any action taken or omitted to be taken by Cambridge Partners in respect of this engagement.”  We are aware of no precedent under Indiana law which would preclude the use of such a defense or limitation of liability by Cambridge Partners; however, that issue may have to be resolved by a court of competent jurisdiction.  We have been advised that, in the opinion of the SEC, such defense would have no effect on the rights and responsibilities of either Cambridge Partners or the Board of Directors of the Company under federal securities laws.  Further, in the opinion of the SEC, such defense would not affect the rights or responsibilities of the board of directors under applicable state law.”

Securities and Exchange Commission
April 18, 2011

Form of Proxy

Comment No. 36:

Please revise to indicate whether the proxy is being solicited on behalf of the issuer’s board of directors. Refer to Rule 14a-4(a)(1).

Response:

The Company has provided disclosure in the form of proxy to reflect the Staff’s comment.

Comment No. 37:

Please revise to state that proxies submitted that do not provide voting instructions will be voted FOR the adoption of the merger, as indicated on page 26.

Response:

The Company has provided disclosure in the form of proxy to reflect the Staff’s comment.

*           *           *           *           *

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Monica Logan at (404) 885-3622 or me at (404) 885-3822.

Very truly yours, /s/ W. Brinkley Dickerson, Jr. W. Brinkley Dickerson, Jr.

US 1 INDUSTRIES, INC.

April 18, 2011

US 1 Industries, Inc. Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

US 1 Industries, Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

Trucking Investment Co. Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

US 1 Merger Corp.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

Rollover Shareholders

/s/ Harold E. Antonson
Harold E. Antonson

/s/ Michael E. Kibler
Michael E. Kibler